UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ARRHYTHMIA RESEARCH TECHNOLOGY INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of class of Securities)

042698308
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1.	Names of Reporting Persons: REF Securities & Co. IRS Identification No.: 13-3642824

2.	Check the Appropriate Box if a Member of a Group

(a)	☒

(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Connecticut

Number of Shares Beneficially Owned by Each Reporting Person with:

5.	Sole Voting Power: 207,807 (includes 20,000 warrants)

6.	Shared Voting Power: 0

7.	Sole Dispositive Power: 207,807 (includes 20,000 warrants)

8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 207,807 (includes 20,000 warrants)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.6%

12.	Type of Reporting Person: CO

1.	Names of Reporting Persons: Rodd Friedman, Managing Partner and majority owner of REF Securities & Co.

2.	Check the Appropriate Box if a Member of a Group

(c)	☒

(d)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person with:

5.	Sole Voting Power: 231,607 (includes 207,807 shares and warrants owned by REF Securities & Co.)

6.	Shared Voting Power: 0

7.	Sole Dispositive Power: 231,607 (includes 207,807 shares and warrants owned by REF Securities & Co.)

8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 231,607 (includes 207,807 shares and warrants owned by REF Securities & Co.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.4%

12.	Type of Reporting Person: IN

Item 1.

(a)  Name of Issuer:  ARRHYTHMIA RESEARCH TECHNOLOGY INC.

(b)  Address of Issuer’s Principal Executive  Offices:  25 SAWYER PASSWAY, FITCHBURG, MA 01420

Item 2.

(a)	Name of Person Filing:
REF Securities & Co.
Rodd Friedman

(b)  Address of Principal Business Office:
REF Securities & Co. – 12 South Main Street, Suite 203, Norwalk, CT 06854
Rodd Friedman - 12 South Main Street, Suite 203, Norwalk, CT 06854

(e)	Citizenship:
REF Securities & Co. - Incorporated under the laws of Connecticut
Rodd Friedman – U.S.A.

(f)	Title of Class of Securities: Common Stock, par value $ 0.01 per share

(g)	CUSIP Number: 042698308

Item 3.  If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
REF Securities & Co. – 207,807 (includes 20,000 warrants)
Rodd Friedman – 231,607 (includes 207,807 shares and warrants owned by REF Securities & Co.)

(b)	Percent of class:
REF Securities & Co. – 7.6%
Rodd Friedman – 8.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
REF Securities & Co. – 207,807 (includes 20,000 warrants)
Rodd Friedman – 231,607 (includes 207,807 shares and warrants owned by REF Securities & Co.)

(ii)	Shared power to vote or to direct the vote:
REF Securities & Co. – 0
Rodd Friedman – 0

(iii)	Sole power to dispose or to direct the disposition of:
REF Securities & Co. – 207,807 (includes 20,000 warrants)
Rodd Friedman – 231,607 (includes 207,807 shares and warrants owned by REF Securities & Co.)

(iv)	Shared power to dispose or to direct the disposition of:
REF Securities & Co. – 0
Rodd Friedman – 0

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to  be the beneficial owner of more than five percent of the class of securities, check the following:  ☐.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2015

REF Securities & Co.
By:	/s/ Rodd Friedman
Rodd Friedman, its Managing Partner

/s/ Rodd Friedman
Rodd Friedman, individually